                    U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                 BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       International Building Concepts, Ltd.
        -----------------------------------------------------------------
                   (Name of Small Business Issuer in its charter)

              MINNESOTA                                41-1392942
--------------------------------------------------------------------------------
     (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

  3040 4th Avenue South, Minneapolis, Minnesota          55408
--------------------------------------------------------------------------------
    (Address of principal executive offices)           (Zip Code)

Issuer's telephone number      (612) 824-3762
                         ------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered

               None
  -------------------------------           ------------------------------

  -------------------------------           ------------------------------

Securities to be registered under Section 12(g) of the Act:


                 Common Stock, $.01 par value per share
--------------------------------------------------------------------------
                            (Title of class)



--------------------------------------------------------------------------
                            (Title of class)

                                    PART I
                                 ALTERNATIVE 3

ITEM 1.  DESCRIPTION OF BUSINESS.
         (Item 101 of Regulation S-B)

    ORGANIZATION

    International Building Concepts, Ltd. (the "Company") is a corporation which was formed under the laws of the State of Minnesota on October 3, 1980, under the name TMI, Inc. The initial Articles of Incorporation of the Company authorized it to issue 5,000,000 shares of common stock with a par value of one cent ($.01) per share. On February 5, 1986, the Company's Board of Directors and shareholders resolved to amend the Articles of Incorporation to change the Company's name to R & A Capital Corporation and to authorize the Company to issue 15,000,000 shares of common stock with a par value of one tenth of one cent ($.001) per share; the Restated Articles of Incorporation reflecting such amendments were filed in the Office of the Secretary of State of Minnesota on March 12, 1986. On August 21, 1992, the Company's Board of Directors and shareholders resolved to amend the Restated Articles of Incorporation to change the Company's name back to TMI, Inc. and to authorize the Company to issue 10,000,000 shares of common stock with a par value of one cent ($.01) per share; the Restated Articles of Incorporation reflecting such amendments were filed in the Office of the Secretary of State of Minnesota on October 13, 1992. On January 24, 1996, the Company executed a reverse stock split on the basis of one share for every four shares previously outstanding. On April 1, 1996, the Company's Board of Directors resolved to amend the Articles of Incorporation to change the Company's name to International Building Concepts, Ltd., which action was ratified by the Company's shareholders on June 10, 1996; such amendment to the Restated Articles of Incorporation was filed in the Office of the Secretary of State of Minnesota on June 11, 1996. At September 30, 1995, and for several years prior to such date, the Company was an inactive shell corporation. The Company has not been subject to any bankruptcies, receiverships or similar proceedings.

    On March 31, 1996, the Company purchased certain furniture, computers and other personal property from Home Builders International, Inc., a Minnesota corporation ("HBI"), which was engaged in the packaged residential home business. In consideration for such assets and in recognition of the technical capabilities and expected future contributions of Robert H. Leslie, the President and a director of the Company as well as the inventor of the Company's proprietary housing technology, the Company assumed certain obligations and liabilities of HBI totalling $516,863. Mr. Leslie is also a director and the President and Chairman of the Board of HBI, and Wayne E. Densmore, a director of the Company and its Chairman of the Board and Secretary, is a director and the Secretary of HBI. HBI has not conducted business since September 1995, and it is currently negotiating with BDI Systems, Inc., a publicly held Nevada corporation, to sell substantially all of its remaining assets, including the patented UniHome-TM- technology, the Enviroboard technology, customer leads, and a 32-unit rental housing project built by HBI in Monte Alto, Texas.

    The principal executive offices of the Company are located at 3040 4th Avenue South, Minneapolis, Minnesota, and the Company's telephone number is
(612) 824-3762.

    BUSINESS OF ISSUER; PRINCIPAL PRODUCTS AND SERVICES

    The Company manufactures and sells affordable packaged residential homes with a proprietary post-and-beam frame design employing interlocking panels. The Company offers component packages that can be assembled to create homes of varying configurations and sizes, starting at 864 square feet, and the homes are designed to be modular so that the homeowner can add on more rooms.
 However, unlike standard modular homes, which are substantially built in the factory and transported in large sections to the homeowner's site, the Company's homes are constructed as free-standing monolithic structures by assembling the packaged components on-site. The basic frame package includes all panels, fasteners, rafters and I-beams, roof and floor decking, roof vents, drip edge, fascia and trim, and all materials and hardware necessary to assemble the structure, such as staples, screws and adhesives. A crew of four can create an 1,152 square foot frame for a home in roughly 48 hours. Once the basic frame is erected and securely anchored to the foundation, the home can be finished to the homeowner's specifications using conventional materials and labor.

    The interlocking panels used in assembling the Company's homes are made of Oriented Strand Board ("OSB"), a high performance composite material made with cross-aligning layers of wood strands bonded together with resin under intense heat and pressure. The quality of OSB is regulated by all major North American building code organizations, and the Company uses only panels made of OSB rated the highest in structural integrity. When assembled to specification, management believes the Company's homes are generally stronger than conventional stud-built housing and exceed Uniform Building Code requirements. The Company's homes can be designed to withstand hurricane force winds of 150 miles per hour and earthquakes registering 8.0 on the Richter Scale, as well as snow loads weighing 80 pounds per square foot. On February 10, 1996, a professional structural engineer registered by the State of Minnesota certified that the Company's base proprietary packaged housing unit was structurally sound and in compliance with Uniform Building Code requirements. Management believes such certification improves the Company's business prospects by enabling the Company to market its housing structures nationwide.

    DISTRIBUTION OF PRODUCTS AND SERVICES

    The Company's products are currently marketed directly to end users by the Company's employees and through select dealers. The Company's current strategy is to concentrate its direct sales efforts within a five state region around Minnesota to establish dealer relationships in an area where the Company can provide prompt and personal service. The Company plans to support these direct sales with technical training for buyers to build the Company's packaged homes. During the fourth quarter of calendar 1996, the Company intends to expand its sales efforts to Texas and California where it has already identified dealers and distributors to engage in such activities. The Company further intends to strengthen its network of dealers, distributors and licensees in 1997 to the point that the Company is no longer involved in selling directly to end users nor in providing technical training to build the Company's proprietary packaged homes. In accordance with this strategy, management intends to focus its long-range activities on the manufacture of packaged homes.

    The Company is also evaluating distribution channels and dealer relationships to facilitate national and international sales of its products.
 The Company intends to use a variety of other marketing techniques, including advertising in trade publications and targeted direct mailings as well as participating in national and international trade shows.

    COMPETITION

    The housing market in general is highly competitive as there are hundreds of companies throughout the United States competing in the industry. The factory-built housing business in particular tends to be regional; few manufacturers have been successful in marketing their houses nationwide or creating a nationally accepted product. In targeting low income home buyers as its main customer base, the Company competes with a number of companies ranging from very small businesses to large companies, some of which have substantially greater financial, manufacturing, marketing and product development resources than the Company. The closest competing products to those of the Company are referred to as "HUD Code" homes or trailer homes. More than 20,000 HUD Code homes are built each month in the United States.

    Competition in the Company's markets is based primarily on the price and quality of the homes offered. In order to compete successfully against other factory-built housing providers, the Company must be able to maintain competitive pricing while offering high quality products. The Company believes that its proprietary packaged homes, which can be built in both urban and rural settings and financed with a conventional home mortgage, are competitively priced and well-built, and in compliance with the Uniform Building Code.

    The Company believes that it has a competitive advantage over its competitors in several respects. The Company has designed its range of products so that they may be constructed to a variety of finishes, from a basic model which can be sold internationally at less than twenty dollars per square foot of home to a detailed, highly finished urban home model which can be sold in the United States at sixty dollars per foot. Moreover, all components for the Company's proprietary packaged homes are factory-built, but assembled on-site; the advantages of volume production and precision manufacturing are thereby realized, and the components can be readily transported to the building site without special skills or equipment. In addition, building the Company's packaged homes requires only the ordinary tools and skills used by stud frame contractors; clients and contractor need not be trained in new methods and procedures that are generally associated with constructing factory-built housing.

    The Company further believes that its products are favorably positioned to compete against trailer homes through that industry's dealer network. In order to reach a much wider segment of buyers, such dealers, who are typically independent contractors, need new products, such as the Company's packaged homes, that can be financed with a conventional mortgage, insured in any market without resorting to disaster plans, and sold in any urban setting.

    AVAILABILITY OF RAW MATERIAL; PRINCIPAL SUPPLIERS

    The primary component of the Company's proprietary packaged home is OSB, which is a low-cost, high quality substitute for plywood, and is manufactured in many plants in the United States and Canada. Although the supply and quality of dimensional lumber such as plywood is diminishing and its price is increasing, the supply and quality of OSB has been improving and its price is stable. The Company believes that the price of OSB will remain stable over at least the next two years as existing OSB plants increase production and several new plants begin operations in the United States and Canada.

    The Company currently buys OSB from several suppliers, including Louisiana-Pacific Corporation, Weyerhaeuser Company, Potlach Corporation, Georgia-Pacific Corporation, McMillan Bloedel, Inc., and Canadian Mills.

    PATENTS AND INTELLECTUAL PROPERTY

    In February 1996, Robert H. Leslie, the Company's President, agreed to assign all right, title and interest in and to his invention of the monolithic shelter technology which is employed in the basic design of all of the Company's packaged homes, for which a United States Patent application was filed in February 1996 under Application Number 06/011,265 and entitled "MONOLITHIC SHELTER." In connection with such assignment, which was consummated on June 12, 1996, the Company issued 400,000 shares of common stock to Mr. Leslie. See "Recent Sales of Unregistered Securities" at Part II, Item 4. The Company may also apply for corresponding foreign patents for its monolithic shelter technology. In addition, the Company intends to seek patent protection for improvements and enhancements of the packaged homes and other housing structures which the Company may develop. There can be no assurance that any patents that may be applied for will be issued, or that any other patents, if issued, will be valid if contested or will provide any significant competitive advantage to the Company.

    The Company is not aware that it is infringing on any patents or intellectual property held by third parties. However, if the Company is determined to have infringed on the rights of others, the Company may be required to obtain licenses from such other parties. There can be no assurance that the persons or organizations holding desired technology would grant licenses at all or, if licenses were available, that the terms of such licenses would be acceptable to the Company. In addition, the Company could be required to expend significant resources to develop non-infringing technology.

    The Company also intends to rely on the registration of trademarks and trade names, as well as on trade secret laws and confidentiality agreements with its employees. While the Company intends to continue to seek to protect its proprietary technology and developments through patents, trademark registration, trade secret laws and confidentiality agreements, it does not intend to rely on such protection to establish and maintain a position in the marketplace. The Company's management believes that improvement of its existing products, reliance upon trade secrets and on unpatented proprietary know-how, and the development of new products will be as important as patent protection in establishing and maintaining a competitive advantage.

    GOVERNMENT APPROVAL

    The Company must obtain certain government approvals relating to housing units for its packaged homes in most of the areas into which the Company intends to enter. Although the standards underlying such approvals vary from state to state and even city to city, they are usually modeled on the Uniform Building Code. The broadest housing approval is granted pursuant to a National Evaluation Report ("NER"), which format has been adopted by the majority of states and is generally accepted by local building officials.
The Company intends to secure an NER at the first practical opportunity, although the qualifying process is expensive and time consuming. To avoid delay in getting its packaged homes to market, the Company is currently obtaining approvals on a state-by-state basis in those states considered strategic to its immediate plans. The various states' Uniform Building Codes typically permit acceptance of products meeting the spirit of such Uniform Building Code, provided the product claims are verified by the opinion of an independent licensed engineer. This strategy has provided the Company with approval in California, Texas and Florida, the states in which the Company believes the market potential is large. The Company's packaged homes are also approved in Minnesota and seven other states that are strategic to the Company's plans.

    EFFECTS OF GOVERNMENTAL REGULATIONS; COMPLIANCE WITH ENVIRONMENTAL LAWS

    The housing industry is highly regulated. The Company must comply with a variety of federal, state and local laws relating to, among other things, its home-building and sales activities, the building materials it uses, and the designs of its packaged homes. Proposed environmental laws could, if enacted, result in production delays and cause the Company to incur substantial compliance costs. While the Company believes it is presently in material compliance with all such laws, in the event that it should be determined that the Company is not in compliance with the law, the Company could become subject to cease and desist orders, injunctive proceedings, civil fines and other penalties.

    In addition, the Company's customer base of low income families has traditionally been assisted in obtaining home mortgages or affordable rental plans through programs provided by the Department of Housing and Urban Development, the Federal Housing Administration, the Veterans Administration and other federal and state agencies. As many of these programs are being cut back or eliminated, the Company recognizes that its customers will not be able to rely on them for financing their homes. Accordingly, the Company is working with several national and regional banks and mortgage companies to qualify buyers who formerly would have needed a government-assisted mortgage program.

    RESEARCH AND DEVELOPMENT

    The Company has been producing packaged homes under its proprietary Monolithic Building System since January 1996. Research and development has been ongoing since then in connection with, among other things, the plumbing and electrical systems of such homes, as well as with the surface coating and sheet rock techniques employed in the homes. These developments are aimed at making construction of the Company's packaged homes faster and more efficient, and at increasing gross profit margin on sales of these homes. The Company intends to continue research and development activities on its housing structure to maintain a competitive edge over its competitors.

    There can be no assurance that the Company will be successful in developing, manufacturing and marketing new products or product enhancements that may be required to respond to government regulations, technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of such products, or that such products will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially adversely affected. In addition, there can be no assurance that services, products or technologies developed by others will not render the Company's products or technologies uncompetitive or obsolete.

    In the nine months ended June 30, 1996, the Company expended approximately $74,000 on research and development activities. As noted above, before January 1996 the Company was inactive.

    EMPLOYEES

    At September 30, 1996, the Company had 13 full-time employees, of whom two were employed in sales, marketing and customer support, two were involved in technical research and product development, six in manufacturing and production, two in administration, and one in corporate operations and finance. The Company anticipates hiring 8 to 12 more full-time employees in manufacturing and production during the next year. Management believes the production level required by any sudden increases in sales of the Company's products can be met by subcontracting manufacturing work to companies experienced in producing Oriented Strand Board products.

    The Company's employees are not represented by any union or collective bargaining group, and the Company has no history of any strikes, slow-downs or other labor disputes. The Company believes its employee relations are good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. (Item 303 of Regulation S-B)

    GENERAL

    The Company was organized on October 3, 1980. However, during at least the three years previous to October 1, 1995, the Company was inactive. The following discussion covers the nine-month period commencing on October 1, 1995, and ending on June 30, 1996. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Form 10-SB.

    RESULTS OF OPERATIONS

    During the nine-month period ended June 30, 1996, the Company's activities were primarily directed to the development of the Company's packaged housing structure and the implementation of its marketing strategies. The Company also began developing its domestic distribution network and established sales and administrative offices in Minneapolis, Minnesota. The first housing structure employing the Company's proprietary technology was produced in February 1996, and the first structure sold was shipped in March 1996.

    The Company realized total net sales of $57,230 during the nine-month period ended June 30, 1996, consisting of the sale of four packaged home units totaling $42,630 and distributor licensing fees of $14,600. One packaged home unit was sold during this period for $12,690 in cash to International Building Systems, Inc., a related corporation. This sale was consummated at a price consistent with that available to unrelated parties. Cost of sales for the period was $53,290, resulting in a gross profit of $3,940 on the limited sales activity. Fixed manufacturing costs included in cost of sales were $26,795.

    The Company incurred product development expenses of $73,914 during this period, while it continued to refine its proprietary housing structure and increase its production staff. These expenses related to personnel, contract engineering costs, tooling and start-up manufacturing expenses associated with the development and initial production of the Company's proprietary packaged home. As the Company moves further out of the development stage, management plans to shift its focus to sales and marketing of its packaged homes. However, the Company could incur additional research and development expenses in the future associated with new product development and product enhancements in order to remain competitive and expand its product offerings.

    For the nine-month period ended June 30, 1996, general operating expenses, in addition to the product development costs set forth above, and after accounting for the minority interest in the loss of the Company's consolidated subsidiary, were $402,643, including $48,036 related to the Company's initial sales and marketing efforts. As the Company shifts its focus to sales and marketing of its packaged homes, additional operating expenses will be incurred to support this effort. The Company also incurred $37,086 of interest expense for the nine-month period ended June 30, 1996. For the nine-month period ended June 30, 1996, the Company incurred a net loss of $509,703 before the expensing of $442,308, which amount represents the excess of liabilities assumed over assets acquired in connection with the purchase of assets described in Item 7. The resulting net loss of $952,011 amounts to a net loss of $.42 per share (calculated using the weighted number of shares outstanding) for the nine months ended June 30, 1996.

    Because the Company has had limited sales to date, selling, general and administrative expenses and research and development expenses as a percentage of net sales have been particularly high. As sales increase, the Company anticipates that such categories of expenditures, as a percentage of net sales, should decrease substantially.

    Since the Company has been operating for only nine months, management does not know the effect of seasonality on the Company's business operations. However, management believes that, to the extent its purchases and sales base are primarily in the upper Midwest, the Company will experience a slowdown in December of 1996 and January and February of 1997. Management intends to expand into other geographic areas, including Texas, California, Florida, where it is contemplated that any effects of seasonality on revenues or operating costs will be reduced.

    LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its activities primarily from the sale of its common stock and from loans from shareholders. During the nine-month period ended June 30, 1996, the Company raised $411,951 through the sale of common stock and received $200,000 in loans from investors. The Company intends to fund most of its working capital needs through short term borrowings and internally generated cash flow. Any material unfavorable deviation from the assumptions in the Company's business plan or in its operating and other expenses could significantly affect the timing, amount and availability of further financing that will be required to continue operations. There can be no assurance that additional financing will be available if and when required or, if available, that it will be on terms acceptable to the Company.

    At June 30, 1996, the Company's cash balance was $130,598. The Company's net cash used in operating activities for the nine-month period ended June 30, 1996, was $484,242. As of June 30, 1996, the Company had other current assets of $166,409, of which a significant portion consisted of accounts receivable and finished goods and component inventory.

    In addition to cash and other current assets, the Company had net equipment, display model homes and leasehold improvements of $132,408 and other net assets of $62,375, for a total asset value of $491,790 as of June 30, 1996. At June 30, 1996, the Company had $155,070 of current liabilities and $185,000 of loans from stockholders. At June 30, 1996, after accounting for the minority interests in the Company's consolidated subsidiary, net stockholders' equity totaled $37,033.

    The Company expects to expend approximately $65,000 to purchase capital equipment, and to increase the number of full-time employees from 13 currently to approximately 18 by December 1996.

ITEM 3.  DESCRIPTION OF PROPERTY.
       (Item 102 of Regulation S-B)

    The Company currently leases facilities comprising approximately 15,000 square feet in Minneapolis, Minnesota, where the Company conducts all of its administrative, development, manufacturing, sales and marketing activities. The monthly lease payment for such facilities is

$3,487, and the lease expires on December 31, 1997. The Company considers its leased facilities adequate for its current and reasonably foreseeable needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. (Item 403 of Regulation S-B)

    (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth, as of September 30, 1996, all persons (including any "group," but excluding members of the Company's management, whose holdings are set forth in Item 4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, $.01 par value, of the Company, which is the only class of voting securities of the Company issued and outstanding.

--------------------------------------------------------------------------------------------
Title of Class    Name and Address                    Amount and Nature         Percent
                  of Beneficial Holder                  of Beneficial          of Class
                                                          Ownership
--------------------------------------------------------------------------------------------
Common Stock      Wayne E. Densmore                   776,000 shares(1)          22.76
                  3611 Dunbar Knoll
                  Brooklyn Park, Minnesota 55443

Common Stock      John C. Kagan and Elizabeth Kagan   350,000 shares             10.27
                  15890 S. Tamiami Trail
                  Fort Myers, Florida  33808

Common Stock      Douglas K. Grobe and Maxine Grobe   325,000 shares              9.53
                  10513 Mt. Curve Road
                  Eden Prairie, Minnesota 55347
--------------------------------------------------------------------------------------------

    (1) Wayne E. Densmore, the Chairman of the Board, Secretary and a director of the Company, owns approximately 66 percent of the capital stock of International Building Systems, Inc., a Minnesota corporation ("IBS"). IBS owns 360,000 shares of the Company, which shares are included in Mr. Densmore's holdings in light of his controlling interest in IBS. Mr. Densmore is also the President and a director of IBS.

    (b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth, as of September 30, 1996, the holdings of common stock, $.01 par value, of the Company owned by the Company's directors and executive officers.

--------------------------------------------------------------------------------------------
Title of Class    Name and Address                    Amount and Nature         Percent
                  of Beneficial Holder                  of Beneficial          of Class
                                                          Ownership
--------------------------------------------------------------------------------------------
Common Stock      Wayne E. Densmore                    776,000 shares (1)       22.76
                  Chairman of the Board, Secretary
                  and Director

Common Stock      Robert H. Leslie                     400,000 shares           11.73
                  President and Director

Common Stock      Edmund Green                          91,514 shares            2.68
                  Director
--------------------------------------------------------------------------------------------

    (1) Mr. Densmore owns approximately 66 percent of the capital stock of International Building Systems, Inc., a Minnesota corporation ("IBS"). IBS owns 360,000 shares of the Company, which shares are included in Mr. Densmore's holdings in light of his controlling interest in IBS. Mr. Densmore is also the President and a director of IBS.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

    The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors. Currently, there are not formal committees of the Board of Directors.

    EXECUTIVE OFFICERS AND DIRECTORS

    The current executive officers and directors of the Company are as follows:

    NAME                             AGE            POSITION(S)
    ----                             ---            -----------
    Wayne E. Densmore. . . . . . . .  65         Chairman of the Board,
                                                   Secretary and Director
    Robert H. Leslie . . . . . . . .  58         President and Director
    Edmund Green . . . . . . . . . .  71         Director

    WAYNE E. DENSMORE has been a director, the Chairman of the Board and Secretary of the Company since July 1995. He has also been a director and the Secretary of Home Builders International, Inc., a Minnesota corporation ("HBI"), since July 1995. Home Builders International,

Inc., which also manufactures and sells affordable panelized residential homes, has not conducted business since December 1995; it is currently pursuing the sale of substantially all of its remaining assets to BDI Systems, Inc., a publicly held Nevada corporation. Mr. Densmore has also been the President, a director, and the controlling shareholder of International Building Systems, Inc., a Minnesota corporation, since November 1994. In addition, from 1968 through 1992, Mr. Densmore was the President of Inetrnational Blending Corp.

    ROBERT H. LESLIE has been the President and a director of the Company since January 1996. Mr. Leslie's primary role with the Company is to continue to design new low cost housing products for niche markets. He has over twenty-eight years of experience as a designer and inventor for clients throughout the world. His inventions and designs have ranged from large scale agricultural equipment to cattle feed plants and farm alcohol production facilities. Mr. Leslie has been developing a frame-free panelized house constructed with Oriented Strand Board since the early 1980s, and he obtained a United States patent in 1991 in connection with such research for the UniHome-TM- Building System, a very low cost homebuilding technology. In February 1996, Mr. Leslie applied for a United States patent for his invention of the monolithic shelter technology which is employed in the basic design of all of the Company's packaged homes, and in June 1996, Mr. Leslie transferred his entire interest in that technology to the Company. Mr. Leslie has also been the President and Chairman of the Board of Home Builders International, Inc. since 1991. He is the father of Robert J. Leslie and Penelope L. Thornberg, the Company's Technical Director and Operations Manager, respectively.

    EDMUND GREEN has been a director of the Company since January 1996. He has also been a director of Home Builders International, Inc. since January 1996. In addition, since 1983 Mr. Green has been the President of KQ Courier Service, Inc., which provides delivery services for the entertainment industry in Los Angeles, California.

    SIGNIFICANT EMPLOYEES

    The following persons are key employees of the Company:

    NAME                     AGE  POSITIONS
    ----                     ---  ---------
    Robert J. Leslie          32  Technical Director
    Penelope L. Thornberg     31  Operations Manager

    ROBERT J. LESLIE has been the Company's Technical Director since April 1996. He has over ten years of experience in the panelized housing industry, having served in the following positions prior to joining the Company:
Director of Operations at Home Builders International, Inc. in Minneapolis, Minnesota, from November 1994 to April 1996; Plant Manager at Bellcomb, Inc. in Minneapolis, Minnesota, from October 1989 to November 1994; and Production Manager at Paneltech, Inc. in Burnsville, Minnesota, from July 1986 to October 1989.

    PENELOPE L. THORNBERG has been the Company's Operations Manager since April 1996, which position she held at Home Builders International, Inc. in Minneapolis, Minnesota, another panelized housing company, from December 1995 until joining the Company. From November 1994 through October 1995, Ms. Thornberg was employed by Baja Beach Clubs, Inc. in Atlanta, Georgia, and from March 1992 through October 1994, she was employed by Remy Amerique in Minneapolis, Minnesota, for which companies she served in various managerial and promotional capacities.

ITEM 6.  EXECUTIVE COMPENSATION.
         (Item 402 of Regulation S-B)

    COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1995, to the Chief Executive Officer of the Company (the "Named Executive").

                              SUMMARY COMPENSATION TABLE

                           FISCAL 1995 ANNUAL COMPENSATION

                                                                                 Long-Term
Name and Principal                                          Other Annual        Compensation
     Position                     Salary     Bonus          Compensation           Awards
------------------                -------    -----          ------------        ------------
Robert H. Leslie................. $96,000     ---               ---                  ---
President and Director

    The Company currently pays Robert H. Leslie, the Company's President, an annual salary of $96,000 pursuant to an employment agreement effective June 10, 1996. Mr. Leslie's employment agreement is in effect for an initial term of two years and shall renew automatically for successive one-year terms unless it is terminated earlier according to the terms therein. The Company and Mr. Leslie may each terminate such employment agreement at the end of the initial term or any renewal term upon giving at least 30 days' notice prior to the end of any such term. The Company also issued 400,000 shares of common stock to Wayne E. Densmore, an officer and a director of the Company, in consideration of certain services which he provided to the Company in calendar year 1996, pursuant to a subscription agreement dated January 4, 1996. See Item 7 below, "Certain Relationships and Related Transactions - Stock Issuances." The Company currently has no obligations or plans to compensate any other of its executive officers or directors.

    The Company is considering instituting an incentive stock option or stock bonus plan for its executive officers. It currently has no such plan in place.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
         (Item 404 of Regulation S-B)

    EMPLOYMENT AGREEMENT

    The Company entered into an employment agreement with its President, Robert H. Leslie, effective June 10, 1996. See Item 6 above, "Executive Compensation."

    STOCK ISSUANCES

        In May 1996, the Company issued common stock to its officers and directors as follows:

         The Company issued 91,514 shares of common stock to Edmond Green, a director of the Company, for $9,151.40 in cash, pursuant to a subscription agreement dated January 4, 1996.

         Pursuant to a subscription agreement dated February 7,1996, the Company issued 400,000 shares of common stock to Robert H. Leslie, an officer and director of the Company, in connection with his agreement to assign his entire right, title and interest in and to his invention of the monolithic shelter technology which is employed in the basic design of all of the Company's packaged homes. Mr. Leslie's invention was disclosed and claimed in the application for United States Letters Patent, filed on February 7, 1996, under Application Number 06/011,265 and entitled "MONOLITHIC SHELTER." The Company valued Mr. Leslie's assignment of the invention and the shares of common stock issued at $40,000 or $.10 per share.

         The Company issued 400,000 shares of common stock to Wayne E. Densmore, an officer and a director of the Company, in consideration of certain services which he provided to the Company in calendar year 1996, pursuant to a subscription agreement dated January 4, 1996. The Company valued Mr. Densmore's services and the shares of common stock issued at $40,000 or $.10 per share. The Company also issued 360,000 shares of common stock to International Building Systems, Inc., a Minnesota corporation ("IBS"), valued at $1.00 per share, in consideration for which IBS cancelled a promissory note executed by Home Builders International, Inc. ("HBI") in favor of IBS with an outstanding principal balance of $360,000, which promissory note the Company had assumed in connection with its acquisition of certain assets of HBI pursuant to an Asset Purchase Agreement between the Company and HBI, dated March 31, 1996. Mr. Densmore is the President and a director of IBS, as well as that corporation's controlling shareholder, owning approximately 66 percent of IBS's capital stock as of the date hereof. Mr. Densmore is also a director and the Secretary of HBI, and Robert H. Leslie is a director and the President and Chairman of the Board of HBI. HBI has not conducted business since September 1995.

         The Company issued 100,000 shares of common stock to Robert J. Leslie, and 20,000 shares of common stock to Penelope L. Thornberg, in consideration for their providing certain services to the Company in calendar year 1996, and as an inducement for their continued employment with the Company, pursuant to subscription agreements dated January 4, 1996. The Company valued the services and inducement of Mr. Leslie, as well as the common stock issued to him, at $10,000 or $.10 per share. The Company valued the services and inducement of Ms. Thornberg, as well as the common stock issued to her, at $2,000 or $.10 per share. Robert H. Leslie, the President and a director of the Company, is the father of Mr. Leslie and Ms. Thornberg.

    PURCHASE OF ASSETS

    On March 31, 1996, the Company purchased certain furniture, computers and other personal property valued at $74,555 from Home Builders International, Inc., a Minnesota corporation also in the packaged residential home business ("HBI"). In consideration for such assets and in recognition of the technical capabilities and expected future contributions of Robert H. Leslie, an officer and director of HBI as well as of the Company and the inventor of HBI's proprietary housing technology, the Company assumed certain obligations and liabilities of HBI totalling $516,863, including a promissory note executed by HBI in favor of International Building Systems, Inc., a Minnesota corporation ("IBS"), in the principal amount of $360,000. The Company discharged such promissory note by issuing 360,000 shares of its common stock to IBS. See "Stock Issuances" in this Item 7. The amount of the assumed liabilities exceeding the value of the acquired assets were charged to expense. The purchase of the such assets and the transactions related thereto were duly authorized by a prior vote of the Company's shareholders.

    Wayne E. Densmore, a director of the Company and its Chairman of the Board and Secretary, is a director and the Secretary of HBI, as well as a director, the President and the controlling shareholder of IBS. Robert H. Leslie, a director of the Company and its President, is a director and the President and Chairman of the Board of HBI. HBI has not conducted business since September 1995, and it is currently negotiating with BDI Systems, Inc., a publicly held Nevada corporation, to sell substantially all of its remaining assets, including the patented UniHome-TM- technology, the Enviroboard technology, customer leads and a 32-unit rental housing project built by HBI in Monte Alto, Texas.

    ACQUISITION OF INVENTION

    On February 7, 1996, the Company and Robert H. Leslie, the President and a director of the Company, entered into a subscription agreement whereby the Company agreed to issue 400,000 shares of common stock valued at $.10 per share to Mr. Leslie in connection with his agreement to assign his entire right, title and interest in and to his invention of the monolithic shelter technology which is employed in the basic design of all of the Company's packaged homes. Mr. Leslie's invention was disclosed and claimed in the application for United States Letters Patent, filed on February 7, 1996, under Application Number 06/011,265 and entitled "MONOLITHIC SHELTER." The assignment of the invention was consummated on June 12, 1996.

    JOINT VENTURE

    On June 13, 1996, the Company and the William C. Norris Institute, a Minnesota nonprofit corporation, entered into a joint venture, in connection with which they formed Innovative Homes, Inc., a Minnesota corporation, for the purpose of exclusively manufacturing, marketing and selling homes employing the Company's proprietary housing design in certain historically low-income areas, including the Province of Manitoba, Canada, and various Indian tribes in the United States and Canada. The Company will manufacture the housing components and sell them to Innovative Homes, Inc. at cost plus 10 percent. Wayne E. Densmore and Robert H. Leslie, who are officers and directors of the Company, are also directors of Innovative Homes, Inc. The Company owns 375,000 shares, or 60 percent, of the issued and outstanding Class A voting common stock of Innovative Homes, Inc., and the William C. Norris Institute owns the remaining 250,000 shares, or 40 percent, of such stock.

    All future material affiliated transactions, loans and any forgiveness of loans will be (i) made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and (ii) approved by a majority of the members of the Company's Board of Directors who do not have an interest in the transaction.

    NOTES PAYABLE TO STOCKHOLDERS

    From December 30, 1995, through February 29, 1996, the Company received advances under the terms of eight unsecured financing agreements with various stockholders. The individual amounts advanced varied from $12,500 to $50,000 and totaled $200,000, the whole of which was outstanding at June 30, 1996. The principal sums are repayable two years from the agreement dates and incur interest at the rate of 10 percent per year. Interest was not payable for the first three months of the loans but is due quarterly thereafter. As an inducement to the various lenders, one share of common stock was issued for each dollar advanced. The Company has valued the stock at $0.10 per share, or $20,000 in total. Wayne E. Densmore, a director of the Company and its Chairman of the Board, Secretary and principal shareholder, transferred his own shares to the noteholders which was recorded as a contribution of capital. The Company will accrete the notes payable to $200,000 over the term of the notes.

    ADVANCES TO OFFICER

    In 1995, the Company made advances totalling $28,186 to Robert H. Leslie, the Company's President. Such advances were unsecured and repayable on demand, bearing interest at a rate of 10 percent per annum. Accrued interest was also due and payable on demand. At September 30, 1996, all such advances were repaid to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.
         (Item 202 of Regulation S-B)

    The Company has only one class of securities authorized, issued and outstanding, namely, Common Stock with a par value of $.01 per share. The Company's Articles of Incorporation authorize it to issue 10,000,000 shares of Common Stock. As of September 30, 1996, a total of 3,409,300 shares were issued and outstanding, held of record by 258 shareholders. There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

    No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable.

    The board of directors of the Company has the authority to issue the remaining unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could also be issued to deter or delay a takeover or other change in control of the Company.

    Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

    There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company. However, the Company is subject to the anti-takeover provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These provisions may eventually operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Company's Common Stock. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20 percent or more in the election of directors. Section 302A.673 prohibits a Minnesota public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10 percent or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

    American Securities Transfer, Incorporated, Denver, Colorado, is the transfer agent and registrar for the Common Stock.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
         (Item 201 of Regulation S-B)

    There is no public trading market for the Company's Common Stock. The recent sales of unregistered securities set forth below in Item 4 of this
Part II constitute the only issuances and sales by the Company of its Common Stock since 1990.

    Upon effectiveness of this Form 10-SB, the Company plans to apply for quotation of the Common Stock on the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "IBCL."
 As of September 30, 1996, the Company had issued and outstanding 3,409,300 shares of Common Stock. Of such shares, 1,186,286 shares are eligible for resale under Rule 144. At September 30, 1996, there were approximately 258 record holders of the Company's Common Stock. The Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock. In connection with financing needs in the future, the Company may issue convertible securities.

    The Company has never paid a dividend on its Common Stock. The Company does not anticipate paying any dividend on its Common Stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the planned expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.
         (Item 103 of Regulation S-B)

    The Company is not a party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding. However, certain persons have demanded that the Company reimburse them for alleged services rendered and expenses incurred by them on behalf of Home Builders International, Inc., a Minnesota corporation for which Robert H. Leslie is the President and Chairman of the Board, and Wayne E. Densmore is a director and the Secretary. Although the Company has advised the persons making such demands that they have no claims against the Company and that their demands are misplaced, the Company's officers and directors will seek to resolve such matters in the best interests of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         (Item 304 of Regulation S-B)

    The Company's principal independent accountant has not resigned (or declined to stand for re-election) or was dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
         (Item 701 of Regulation S-B)

    During the last three years, the Company has issued the following securities (as adjusted for a 1-4 reverse stock split effective January 24, 1996) that were not registered under the Securities Act of 1933, as amended (the "Act"):

         1. On January 4, 1996, the Company entered into a subscription agreement with Edmund Green, a director of the Company, and his wife, whereby the Company agreed to issue 91,514 shares of common stock to the Greens at a price of $.10 per share, for a total consideration of $9,151.40 in cash.

         2. On January 4, 1996, the Company and Lennard Lindquist, D.D.S., entered into a subscription agreement whereby the Company agreed to issue 28,000 shares of common stock to Dr. Lindquist at a price of $.10 per share, for a total consideration of $2,800 in cash.

         3. On January 4, 1996, the Company and Douglas Grobe entered into a subscription agreement whereby the Company agreed to issue to Mr. Grobe 200,000 shares of common stock valued at $.10 per share in consideration for certain loans which he arranged to be provided to the Company in the original principal aggregate amount of $200,000.

         4. On January 4, 1996, the Company entered into a subscription agreement with Stephen T. Nicoletti and his wife, Carolyn K. Nicoletti, whereby the Company agreed to issue 126,000 shares of common stock to the Nicolettis for services rendered by Mr. Nicoletti to the Company in calendar year 1996. The Company valued Mr. Nicholetti's services and the shares of common stock issued at $12,600 or $.10 per share.

         5. On January 4, 1996, the Company and Robert J. Leslie entered into a subscription agreement whereby the Company agreed to issue 100,000 shares of common stock to Mr. Leslie for his providing certain services to the Company in calendar year 1996, and as an inducement for his continued employment with the Company. The Company valued such services and inducement, as well as the common stock issued to Mr. Leslie, at $10,000 or $.10 per share. Mr. Leslie is the son of Robert H. Leslie, the President and a director of the Company.

         6. On January 4, 1996, the Company and Penelope L. Thornberg entered into a subscription agreement whereby the Company agreed to issue 20,000 shares of common stock to Ms. Thornberg for her providing certain services to the Company in calendar year

    1996, and as an inducement for her continued employment with the Company. The Company valued such services and inducement, as well as the common stock issued to Ms. Thornberg, at $2,000 or $.10 per share. Ms. Thornberg is the daughter of Robert H. Leslie, the President and a director of the Company.

         7. On January 4, 1996, the Company and Thomas Newton entered into a subscription agreement whereby the Company agreed to issue 20,000 shares of common stock to Mr. Newton for his providing certain services to the Company in calendar year 1996, and as an inducement for his continued employment with the Company. The Company valued such services and inducement, as well as the common stock issued to Mr. Newton, at $2,000 or $.10 per share.

         8. On January 4, 1996, the Company and Joseph Brabbit entered into a subscription agreement whereby the Company agreed to issue 2,500 shares of common stock to Mr. Brabbit in consideration for services he rendered to the Company in October, November and December of 1995. The Company valued Mr. Brabbit's services and the shares of common stock issued at $250 or $.10 per share.

         9. On January 4, 1996, the Company entered into a subscription agreement with Wayne E. Densmore, a director, the Chairman of the Board and Secretary of the Company, whereby the Company agreed to issue 400,000 shares of common stock to Mr. Densmore for certain services which he provided to the Company in calendar year 1996. The Company valued Mr. Densmore's services and the shares of common stock issued at $40,000 or $.10 per share.

         10. On February 7, 1996, the Company and Robert H. Leslie, the President and a director of the Company, entered into a subscription agreement whereby the Company agreed to issue 400,000 shares of common stock to Mr. Leslie in connection with his agreement to assign his entire right, title and interest in and to his invention of the monolithic shelter technology which is employed in the basic design of all of the Company's packaged homes. Mr. Leslie's inventions was disclosed and claimed in the application for United States Letters Patent, filed on February 7, 1996, under Application Number 06/011,265 and entitled "MONOLITHIC SHELTER." The Company valued Mr. Leslie's assignment of the invention and the shares of common stock issued at $40,000 or $.10 per share, which assignment was consummated on June 12, 1996.

         11. On March 4, 1996, the Company entered into an agreement with Maven Securities, Inc., a Minnesota corporation, whereby the Company agreed to issue 50,000 shares of common stock to Maven Securities, Inc. for services rendered as the Company's exclusive agent in creating a public-trading market for the Company's common stock. The Company valued the services of Maven Securities, Inc. and the shares of common stock issued at $50,000 or $1.00 per share.

         12. On March 31, 1996, the Company and International Building Systems, Inc., a Minnesota corporation ("IBS"), entered into a subscription agreement whereby the Company agreed to issue 360,000 shares of common stock to IBS valued at $1.00 per share. In consideration for such shares, IBS cancelled a promissory note executed by Home Builders International, Inc. ("HBI") in favor of IBS with an outstanding principal balance of $360,000, which promissory note the Company had assumed in connection with its acquisition of certain assets of HBI pursuant to an Asset Purchase Agreement between the Company and HBI, dated March 31, 1996. Wayne E. Densmore, a director, the Chairman of the Board and Secretary of the Company, is the President and a director of IBS, as well as that corporation's controlling shareholder, owning approximately 66 percent of IBS's capital stock as of the date hereof. Mr. Densmore is also a director and the Secretary of HBI, and Robert H. Leslie, the President and a director of the Company, is a director and the President and Chairman of the Board of HBI. HBI has not conducted business since September 1995.

         13. On April 18, 1996, the Company entered into a subscription agreement John C. Kagan and his wife, Elizabeth Kagan, whereby the Company agreed to issue 350,000 shares of common stock to the Kagans at a price of $1.00 per share, for a total consideration of $350,000 in cash.

         14. On April 18, 1996, the Company and J. Donald Goodwin entered into a subscription agreement whereby the Company agreed to issue 25,000 shares of common stock to Mr. Goodwin for services rendered in securing investment capital for the Company in calendar year 1996. The Company valued Mr. Goodwin's services and the shares of common stock issued at $25,000 or $1.00 per share.

         15. On May 15, 1996, the Company and Lawrence Ihle entered into a subscription agreement whereby the Company agreed to issue 50,000 shares of common stock to Mr. Ihle at a price of $1.00 per share, for a total consideration of $50,000 in cash.

    On February 10, 1996, a professional structural engineer registered by the State of Minnesota certified that the Company's proprietary packaged housing unit was structurally sound and in compliance with the Uniform Building Safety codes. Management believes that such certification significantly improved the Company's business prospects as it enabled the Company to market its housing structures nationwide. Accordingly, the Board of Directors redetermined the value per share of its common stock from $.10 to $1.00 as of the date of such certification.

     No underwriting commissions or discounts were paid with respect to the sales of unregistered securities identified above.

    All of the above sales were made in reliance on Section 4(2) of the Act for transactions not involving a public offering. With regard to the reliance by the Company upon such exemption from registration, certain inquiries are made by the Company to establish that such sales qualified for such exemption from the registration requirements. In particular, the Company confirmed that (i) each purchaser provided the Company with written assurance of investment intent, and the certificates for the shares sold accordingly bear restrictive legends and (ii) sales were made to a limited number of persons.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         (Item 702 of Regulation S-B)

    The Company's Restated Articles of Incorporation limit the liability of its directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) violations of Minnesota Statutes Section 302A.559 (regarding distributions of corporate assets that are in contravention of certain statutory or contractual restrictions) or Section 80A.23; (iv) violations of certain Minnesota securities law; or for (v) any transaction from which the director derived an improper personal benefit. Liability under federal securities law is not limited by the Restated Articles.

    The Minnesota Business Corporation Act requires that the Company indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the Company. Reference is made to the detailed terms of the Minnesota indemnification statute (Minn. Stat. Section 302A.521) for a complete statement of such indemnification rights.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                        PART F/S

Furnish the information required by Item 310 of Regulation S-B. However, if audited financial statements of the registrant and its predecessors and the financial statements required to be provided for any significant business acquired or to be acquired are not otherwise available for each of the two most recent fiscal years, only the financial statements for the latest fiscal year must be audited.

                              TMI, INC.

                          FINANCIAL REPORT

                         SEPTEMBER 30, 1995

                              CONTENTS

--------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                            26
--------------------------------------------------------------------------

FINANCIAL STATEMENTS

    Balance sheets                                                      27

    Statements of operations                                            28

    Statements of stockholders' equity (deficit)                        29

    Statements of cash flows                                            30

    Notes to financial statements                                     31-33

---------------------------------------------------------------------------

                      INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
TMI, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of TMI, Inc. as of September 30, 1995 and 1994 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TMI, Inc. as of September 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                       McGladrey & Pullen, LLP

Sioux Falls, South Dakota
May 20, 1996

TMI, INC.

BALANCE SHEETS
SEPTEMBER 30, 1995 AND 1994

ASSETS                                                1995        1994
--------------------------------------------------------------------------
Assets                                              $    -      $    -
                                                    ----------------------
                                                    ----------------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------
Current Liabilities
     Due to stockholder/officer (Note 2)            $   4,757   $    3,861
     Accrued compensation to stockholder/
     officer (Note 2)                                     -         37,500
                                                    ----------------------
                                                        4,757       41,361
                                                    ----------------------

Stockholders' Equity (Deficit) (Note 5)
    Common stock, par value $.01 per share;
      authorized 10,000,000 shares; issued
      1,186,286 shares                                 11,863       11,863
    Additional paid-in capital                        608,634      571,134
    Accumulated (deficit)                            (625,254)    (624,358)
                                                    ----------------------
                                                       (4,757)     (41,361)
                                                    ----------------------

                                                    ----------------------
                                                    $      -     $    -
                                                    ----------------------
                                                    ----------------------

See Notes to Financial Statements.

TMI, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 1995 AND 1994

                                                       1995        1994
--------------------------------------------------------------------------
Revenue                                             $     -     $    -
                                                    ----------------------

Expenses:
   Office and other expenses,
    net of reimbursement (Note 4)                         896        1,327
                                                    ----------------------
                                                          896        1,327
                                                    ----------------------
    NET (LOSS) BEFORE INCOME TAXES                       (896)      (1,327)
Income taxes (Note 3)                                     -             -
                                                    ----------------------
    NET (LOSS)                                      $    (896)  $   (1,327)
                                                    ----------------------
                                                    ----------------------
(Loss) per common share                             $    0.00   $     0.00
                                                    ----------------------
                                                    ----------------------

See Notes to Financial Statements.

TMI, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED SEPTEMBER 30, 1995 AND 1994

                                                   Additional
                                       Common       Paid-In       Accumulated
                                       Stock        Capital        (Deficit)
-------------------------------------------------------------------------------
Balance, September 30, 1993         $   11,863    $   571,134     $ (623,031)
   Net (loss)                              -              -           (1,327)
                                    -------------------------------------------
Balance, September 30, 1994         $   11,863        571,134       (624,358)
   Net (loss)                              -              -             (896)
   Cancellation of accrued
     compensation liability to
     stockholder/officer (Note 2)          -           37,500            -
                                    -------------------------------------------
Balance, September 30, 1995         $   11,863    $   608,634    $  (625,254)
                                    -------------------------------------------
                                    -------------------------------------------

See Notes to Financial Statements.

TMI, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1995 AND 1994

                                                     1995          1994
--------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net (loss)                                       $   (896)     $  (1,327)
  Adjustments to reconcile net (loss) to net
      cash (used in) operating activities:
      Change in assets and liabilities:
         Decrease in due from stockholder/officer        -           4,655
         (Decrease) in expense advance                   -          (4,655)
                                                   -----------------------
      NET CASH (USED IN) OPERATING ACTIVITIES          (896)        (1,327)
                                                   -----------------------
Cash Flows From Financing Activities
   Advances from stockholder/officer                    896          1,327
                                                   -----------------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES         896          1,327
                                                   -----------------------
      NET INCREASE IN CASH AND CASH EQUIVALENTS          -             -

Cash and Cash Equivalents
   Beginning                                             -             -
                                                   -----------------------
   Ending                                          $     -        $    -
                                                   -----------------------
                                                   -----------------------

Supplemental Schedule of Noncash Financing
  Activities Cancellation of accrued
  compensation liability to stockholder/officer
  recorded as additional paid-in capital           $ 37,500       $    -


See Notes to Financial Statements.

TMI, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: At September 30, 1995 and for several years preceding, the Company was not engaged in any business. The only activity of the Company in 1995 and 1994 was an effort by a stockholder/officer to reconstruct Company records and search for business opportunities (See Note 5).

A summary of the Company's significant accounting policies is as follows:

INCOME TAXES: Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(LOSS) PER COMMON SHARE: (Loss) per common share is computed based on the Company's net (loss) and the weighted average number of outstanding shares of common stock. For the years ended September 30, 1995 and 1994, the weighted average number of common stock shares outstanding was 1,186,286 shares.

NOTE 2.  RELATED PARTY TRANSACTIONS

The Company owes a stockholder/officer for expense advances made on behalf of the Company by the Company's former president. The former president assigned this liability in connection with the stock sale discussed in Note 5. The funds were advanced in order to pay certain general and administrative expenses in the amount of $896 in 1995 and $1,327 in 1994.

The Company had an employment agreement with its former president under which he earned $5,000 per month from July 1992 to September 1992 and $2,000 per month from October 1992 to September 1993. Beginning October 1993, accruals of additional compensation were suspended pending further activity in the Company. In connection with the stock sale discussed in Note 5, this liability was canceled by the former president and was recorded as an increase to additional paid-in capital.

TMI, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.  INCOME TAXES

At September 30, 1995, the Company had net operating loss carryforwards for financial statement and income tax reporting purposes of approximately $591,000. These carryforwards expire in varying amounts from 1999 through 2010. No income tax benefit is provided for the net operating loss carryforwards due to the uncertainty in realization of the tax benefits. Accordingly, the deferred tax asset of approximately $201,000 is offset entirely by a valuation allowance. Tax regulations provide restrictions and limitations on utilization of net operating losses including limitations when a change in ownership occurs.

NOTE 4.  TERMINATED ACQUISITION AGREEMENT

In July 1993, TMI, Inc. tentatively agreed to a business combination arrangement with Monarch Casinos, Inc. Holdings (Monarch) whereby the Company would be acquired by Monarch in a transaction which would be accounted for as a reverse acquisition. Monarch advanced TMI, Inc. $5,000 in 1993 for operating expenses in connection with the acquisition. The Company's president held the unexpended portion of the expense advance of $4,655 at September 30, 1993. During the year ended September 30, 1994, the remaining $4,655 was utilized for reimbursable operating expenses and accounted for as a reduction in office and other expenses.

During 1995, the principal controlling shareholder of Monarch informed the Company that Monarch had decided not to close the transaction with TMI, Inc. and that the agreement was terminated. The Company's president commenced legal proceedings against Monarch Casinos, Inc. and its shareholders as a result of the termination. On July 18, 1995, TMI, Inc. s claims against Monarch Casinos, Inc. and related shareholders were assigned to an affiliated company of the then TMI, Inc. president in exchange for $3,083 in reduction of amount due to the officer for expenses incurred on the matter.

NOTE 5.  CHANGE IN CONTROL AND SUBSEQUENT EVENTS

In July 1995, an individual, unrelated to the Company, purchased approximately 62% of the outstanding shares of common stock of the Company from existing shareholders. The Company then began to investigate business opportunities in the residential housing industry and subsequent to September 30, 1995 has entered into negotiations, discussions and informal agreements with the intent to acquire certain assets, including patents, related to the manufacture of single family housing structures. In connection therewith, the Company's Board of Directors approved a reverse split of 1 share for 4 shares of Company stock and also approved a name change to International Building

TMI, INC.

NOTES TO FINANCIAL STATEMENTS

Concepts Ltd. The reverse stock split was executed on January 24, 1996, and the effect has been retroactively reflected in the financial statements for all periods presented. The Board of Directors has also approved subscription agreements to various entities and individuals for the issuance of approximately 537,000 shares of common stock (after the 1 for 4 share reverse split). The shares are to be issued for cash, assets acquired, compensation for services and other purposes. At the date of this report $350,000 of cash was received but no additional shares have been issued. In addition, subsequent to September 30, 1995, the Company has acquired assets, incurred significant long-term debt and recorded substantial expenses in connection with its activities.

                     INTERNATIONAL BUILDING CONCEPTS, LTD.
                   CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                JUNE 30, 1996

                                 CONTENTS

--------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS

    Balance sheet (unaudited)                                        36-37

    Statements of operations (unaudited)                                38

    Statement of stockholders' equity (unaudited)                       39

    Statements of cash flows (unaudited)                             40-41

    Notes to consolidated financial statements (unaudited)           42-44
--------------------------------------------------------------------------

INTERNATIONAL BUILDING CONCEPTS, LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)
JUNE 30, 1996

ASSETS

Current Assets
    Cash                                                $    130,598
    Accounts receivable                                       18,000
    Inventories                                               55,964
    Prepaid expenses and other                                64,259
    Advances to officer/stockholder (Note 3)                  28,186
                                                        ------------
         TOTAL CURRENT ASSETS                                297,007
                                                        ------------

Other Assets
    Debt issuance costs, net of $5,000 amortization           15,000
    Patent application                                        40,000
    Organization costs                                         7,375
                                                        ------------
         TOTAL OTHER ASSETS                                   62,375
                                                        ------------

Property and Equipment, at cost
    Equipment                                                 76,448
    Model homes                                               55,394
    Leasehold improvements                                    10,166
                                                        ------------
         TOTAL PROPERTY AND EQUIPMENT                        142,008

    Accumulated depreciation                                   9,600
         NET PROPERTY AND EQUIPMENT                          132,408
                                                        ------------
         TOTAL ASSETS                                     $  491,790
                                                        ------------
                                                        ------------

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------

Current Liabilities
    Notes payable (Note 9)                             $     22,775
    Accounts payable                                         40,142
    Accrued expenses                                         68,753
                                                        ------------
         TOTAL CURRENT LIABILITIES                           131,670
                                                        ------------

Deferred Revenue (Note 4)                                     23,400
                                                        ------------

Notes Payable to Stockholders (Note 7)                       185,000
                                                        ------------

Minority Interests in Consolidated Subsidiary (Note 5)       114,687
                                                        ------------

Stockholders' Equity
    Common stock, par value $0.01 per share;
      authorized 10,000,000 shares; issued
      3,409,300 shares                                        34,093
    Additional paid-in capital                             1,580,205
    Accumulated deficit                                   (1,577,265)
                                                        ------------
         TOTAL STOCKHOLDERS' EQUITY                           37,033
                                                        ------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $    491,790
                                                        ------------
                                                        ------------

INTERNATIONAL BUILDING CONCEPTS, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
THREE MONTHS AND NINE MONTHS ENDED JUNE 30, 1996 AND 1995

                              THREE MONTHS      NINE MONTHS       THREE MONTHS      NINE MONTHS
                             ENDED JUNE 30,    ENDED JUNE 30,    ENDED JUNE 30,    ENDED JUNE 30,
                                  1996              1996              1995              1995
-------------------------------------------------------------------------------------------------
Net sales                     $    37,680      $     57,230       $     -            $    -
Cost of sales                      30,214            53,290             -                 -
                             --------------------------------------------------------------------
         GROSS PROFIT               7,466             3,940             -                 -

Selling and administrative
  expenses                        273,030           486,870             -                (896)
                             --------------------------------------------------------------------
    Loss from operations         (265,564)         (482,930)            -                (896)

Interest expense, principally
  to related parties                9,490            37,086             -                  -
Cost of agreement (Note 6)            -             442,308             -                  -
                             --------------------------------------------------------------------
     LOSS BEFORE MINORITY
       INTEREST                  (275,054)         (962,324)            -                (896)

Minority interest in loss
  of subsidiary                    10,313            10,313             -                  -
                             --------------------------------------------------------------------
         Net loss            $   (264,741)      $  (952,011)       $    -           $    (896)
                             --------------------------------------------------------------------
                             --------------------------------------------------------------------
Net loss per common share    $      (0.08)      $     (0.42)       $    -           $      -

Weighted average common
  shares outstanding            3,310,399         2,287,751         1,186,286       1,186,286

See Notes to Consolidated Financial Statements.

INTERNATIONAL BUILDING CONCEPTS, LTD.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)
NINE MONTHS ENDED JUNE 30, 1996

                                            Common Stock          Additional
                                        ---------------------       Paid-In       Accumulated
                                         Shares        Amount       Capital         Deficit        Total
---------------------------------------------------------------------------------------------------------
Balance, September 30, 1995 (Note 8)    1,186,286    $  11,863    $   608,634    $  (625,254)   $  (4,757)
Issuance of common stock for
   cancellation of promissory note
   (Note 6)                               360,000        3,600        356,400           -         360,000
Issuance of common stock to Company
    officers and employees for services   668,500        6,685         60,165           -          66,850
Common stock issued to officer for
    patent application                    400,000        4,000         36,000           -          40,000
Common stock issued to others for
    services                              275,000        2,750         92,250           -          95,000
Sale of common stock for cash             519,514        5,195        406,756           -         411,951
Transfer of stock for Company obligation
    by a stockholder (Note 7)                -            -            20,000           -          20,000
Net loss                                     -            -              -          (952,011)    (952,011)
                                        -----------------------------------------------------------------
Balance June 30,1996                    3,409,300    $  34,093     $1,580,205    $(1,577,265)    $ 37,033
                                        -----------------------------------------------------------------
                                        -----------------------------------------------------------------

See Notes to Consolidated Financial Statements

INTERNATIONAL BUILDING CONCEPTS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE MONTHS ENDED JUNE 30, 1996 AND 1995

                                                     1996           1995
--------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net loss                                      $ (952,011)     $   (896)
  Adjustments to reconcile net loss to
    net cash used in operating activities
      Accretion of principle on notes
        payable to stockholders                      5,000             -
      Depreciation and amortization                 14,600             -
      Minority interest in net loss of
        consolidated subsidiary                    (10,313)            -
      Issuance of common stock to officers
        and employees for services                  66,850             -
      Deferred revenue                              23,400             -
      Cost of agreement (Note 6)                   442,308             -
      Changes in current assets and liabilities:
         Accounts receivable                       (18,000)            -
         Inventories                               (55,964)            -
         Prepaid expenses and other                  3,366             -
         Accounts payable                            8,180             -
         Accrued expenses                          (13,648)            -
                                                -------------------------
           NET CASH USED IN OPERATING
             ACTIVITIES                           (486,232)         (896)
                                                -------------------------

Cash Flows From Investing Activities
  Purchase of property and equipment               (67,453)            -
  Advances to officer/stockholder                  (28,186)            -
                                                -------------------------
      NET CASH USED IN INVESTING ACTIVITIES        (95,639)            -
                                                -------------------------

Cash Flows From Financing Activities
  Proceeds from notes payable to stockholders
    and contributions by stockholders              200,000           896
  Principal payments on note payable to officer     (4,757)            -
  Principal payments on notes payable              (19,725)            -
  Proceeds from sale of common stock in
    consolidated subsidiary                        125,000             -
  Proceeds from sale of common stock               411,951             -
                                                -------------------------
     NET CASH FROM FINANCING ACTIVITIES            712,469           896
                                                -------------------------
     NET INCREASE IN CASH AND CASH  EQUIVALENTS    130,598             -

Cash and Cash Equivalents
  Beginning of period                                    -             -
                                                -------------------------
  End of period                                 $  130,598      $      -
                                                -------------------------
                                                -------------------------

                                  (Continued)

INTERNATIONAL BUILDING CONCEPTS, LTD.

NINE MONTHS ENDED JUNE 30, 1996 AND 1995


                                                         1996          1995
------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
  Cash payments for interest                          $  21,772      $      -
                                                      ------------------------
                                                      ------------------------
Supplemental Schedule of Noncash Investing and
  Financing Activities
  Asset purchase agreement-assets acquired and
    liabilities assumed:
    Property and equipment acquired                   $  74,555      $      -
    Promissory note assumed                            (360,000)            -
    Other notes payable assumed                         (42,500)            -
    Accounts payable and other liabilities assumed     (114,363)            -
  Common stock issued in cancellation of
    promissory note                                     360,000             -
  Common stock issued to officer/stockholder in
    connection with patent application                   40,000             -
  Common stock issued to others for services             95,000             -
  Shareholder contribution of capital (Note 7)           20,000             -
  Cancellation of accrued compensation liability
    to officer/stockholder recorded as additional
    paid-in capital                                        -           37,500
                                                      ------------------------
                                                      ------------------------


See Notes to Consolidated Financial Statements.

INTERNATIONAL BUILDING CONCEPTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ended September 30, 1996. For further information, refer to the financial statements and footnotes included in the Company's financial statements for the year ended September 30, 1995.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and a 60 percent owned subsidiary, Innovative Homes, Inc. All material intercompany accounts and transactions are eliminated in consolidation. The minority interest amounts in the accompanying financial statements represent the losses and equity attributable to the portion of Innovative Homes, Inc. owned by others.

Total assets of Innovative Homes, Inc. were $290,800 at June 30, 1996, and total revenues were $-0- during the nine months ended June 30, 1996.

3. RELATED-PARTY TRANSACTIONS

Advances to officer/stockholder are unsecured and repayable on demand, bearing interest at a rate of 10 percent per annum. Accrued interest is also due and payable on demand. On and before August 23, 1996, all such advances have been repaid to the Company.

As discussed in Note 6, the Company acquired certain assets of and assumed certain liabilities of Home Builders International, Inc., a company related through management, stockholders, and creditors. In April 1996, the Company sold one packaged home unit for $12,690 to International Building Systems, Inc., a company related through management and stockholders. This sale was transacted at a price consistent with those available to unrelated parties.

The Company issued 400,000 shares, valued at $40,000, to the president for assignment of the patent of housing technology.

4. DEFERRED REVENUE

The deferred revenue is in respect of a licensing agreement entered into on October 13, 1995, granting sales rights to an agent of the Company. The total consideration received was $27,000 for a license with a term of five years. The income is being recognized in equal monthly installments over the period of the license.

5. INVESTMENT IN SUBSIDIARY

On June 13, 1996, the Company acquired 375,000, or 60 percent, of the issued and outstanding Class A voting common stock of Innovative Homes, Inc., a Minnesota corporation. The Company has contributed product rights and licenses along with a commitment to provide management, marketing, and manufacturing assistance. Innovative Homes, Inc. was formed on June 13, 1996, for the purpose of manufacturing, marketing, and selling homes using components manufactured by International Building Concepts, Ltd.

6. ASSET PURCHASE AGREEMENT

On March 31, 1996, the Company purchased certain furniture, computers, and other personal property valued at $74,555 from Home Builders International, Inc. (HBI), a company related through management, stockholders, and creditors. In consideration for such assets and in recognition of the technical capabilities and expected future contributions of Robert H. Leslie, an officer and director of the Company and the inventor of the Company's proprietary housing technology, the Company assumed certain obligations and liabilities of HBI totaling $516,863, including a promissory note executed by HBI in favor of International Building Systems, Inc. (IBS), a related corporation, in the principal amount of $360,000. The Company discharged such promissory note by issuing 360,000 shares of its common stock to IBS. The amount of the excess of assumed liabilities over the value of the acquired assets has been recorded in expense in the nine months ended June 30, 1996, to recognize that this amount was an inducement to attract Mr. Leslie to the Company.

A summary of the assets acquired and liabilities assumed in connection with the transaction is as follows:

Assets:
    Cash                                                          $         749
    Equipment                                                            35,251
    Model houses                                                         20,000
    Office equipment                                                     18,555
                                                                  -------------
                                                                         74,555
                                                                  -------------

Liabilities:
    Promissory note                                                     360,000
    Other notes payable                                                  42,500
    Accounts payable                                                     31,962
    Accrued expenses                                                     37,799
    Payable taxes                                                        44,602
                                                                  -------------
                                                                        516,863
                                                                  -------------

Excess of liabilities assumed over assets acquired --
  cost of agreement                                               $    (442,308)
                                                                  -------------
                                                                  -------------

7. NOTES PAYABLE TO STOCKHOLDERS

During the period from December 30, 1995, through February 29, 1996, the Company received advances under the terms of eight unsecured financing agreements with various stockholders. The individual amounts advanced varied from $12,500 to $50,000 and totaled $200,000, the whole of which was outstanding at June 30, 1996. The principal sums are repayable two years from the agreement dates and incur interest at the rate of 10 percent per year. Interest was not payable for the first three months of the loans but is due quarterly thereafter. As an inducement to the various lenders, one share of common stock was issued for each dollar advanced. The Company has valued the stock at $0.10 per share, or $20,000 in total. The Company's principal shareholder transferred his own shares to the noteholders which was recorded as a contribution of capital. The Company will accrete the notes payable to $200,000 over the term of the notes.

8. STOCKHOLDERS' EQUITY

On January 24, 1996, the Company executed a reverse stock split on the basis of one share for every four shares previously outstanding. All references to share and per share amounts give retroactive effect to this reverse stock split.

The Company has issued stock for services and other purposes to both related parties and non-related parties. The stock was valued at fair market value as determined by the Board of Directors on the date of the issuance.

9. NOTES PAYABLE

Notes payable at June 30, 1996, consist of the following:

Unsecured note payable, due on demand, including interest
  at 10% per annum                                              $        2,881
Unsecured note payable, due on demand, including interest
  at 8% per annum                                                       11,500
Unsecured note payable, due on demand, including interest
  at 10.5%                                                               8,394
                                                                --------------
                                                                $       22,775
                                                                --------------
                                                                --------------

                                 PART III

ITEM 1.  INDEX TO EXHIBITS

  EXHIBIT NO.                        DESCRIPTION                       PAGE NO.
  ----------                         -----------                       -------

     3.1                Articles of Incorporation, as amended

     3.2                Bylaws, as amended

     4 Portion of Articles of Incorporation, as amended, defining the rights of stockholders

    10.1                Asset Purchase Agreement, dated March 31,
                        1996, between Home Builders International, Inc. and the Company

    10.2 Employment Agreement, dated June 12, 1996, between Robert H. Leslie and the Company

    10.3                Assignment of Invention and Patent, dated
                        June 12, 1996, executed by Robert H. Leslie in favor of the Company

    10.4 Agreement regarding Assignment of Invention and Patent, dated June 12, 1996, between
                        Robert H. Leslie and the Company

    10.5 Shareholder Control Agreement, dated June 13, 1996, between the William C. Norris Institute and the Company regarding control of their joint venture entity, Innovative Homes, Inc.

    10.6 License Agreement, dated June 13, 1996, between the William C. Norris Institute and the Company

    10.7 Order for ten of the Company's packaged homes, dated September 11, 1996, obtained by Innovative Homes, Inc. from the Lakota Fund, in the amount of $571,400

                                 SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                      INTERNATIONAL BUILDING CONCEPTS, LTD.
                                  (Registrant)


Date:                                   By:
     --------------------------------      ----------------------------------
                                           Robert H. Leslie
                                           President and Director


Date:                                   By:
     --------------------------------      ----------------------------------
                                           Wayne E. Densmore
                                           Chairman of the Board, Secretary
                                             and Director